Mail Stop 6010

July 14, 2008

George A. Scangos, Ph.D.
President and Chief Executive Officer
Exelixis, Inc.
249 East Grand Ave.
P.O. Box 511
South San Francisco, CA 94083-0511

Re: Exelixis, Inc.
**   Registration Statement on Form S-3**
**   File Number 333-152166**
**   Filed on July 7, 2008**

Dear Dr. Scangos:

        This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. We will make no further review of this filing.

Form S-3

1. We note your disclosure on page 21 that the 9,991,776 shares of common stock being registered are shares that are issuable upon the "exercise of warrants, upon the occurrence of certain events specified in the warrants and to repay indebtedness, in each case with respect to warrants issue and notes issuable under the Facility Agreement dated June 4, 2008 . . . ." Based on the disclosure you have provided, it is unclear how you determined to register the amount of 9,991,776 shares of common stock. Please revise your filing to clarify how you determined to register such amount of shares.

2. Additionally, on page 21, we note your disclosure that related to your Facility Agreement, you have the right to request one or more cash distributions from the Deerfield Entities, which would result in you issuing to such entities certain amounts of warrants to purchase shares of common stock. If the shares you are registering common stock underly these warrants, please provide us with an analysis as to why registration of the common stock is permissible at this time as oppose to registration of the common stock after the warrants have been issued.

Confidential Treatment Request

3. We will be monitoring your registration statement for resolution of your pending confidential treatment requests. All comments will need to be fully resolved before we take final action on the registration statement.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

George A. Scangos, Ph.D.
Exelixis, Inc.
July 14, 2008
Page 3

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Suzanne Sawocka Hooper, Esq.
        Cooley Godward Kronish LLP
        Five Palo Square
        3000 El Camino Real
        Palo Alto, CA 94306